Via Facsimile and U.S. Mail
Mail Stop 6010

September 9, 2008

J. Michael Lauer
Executive Vice President and Chief Financial Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202

Re: MGIC Investment Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        File Number: 001-10816

Dear Mr. Lauer:

        We have completed our review of your Form 10-K and have no further
comments at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief